Exhibit 99.1

For Immediate Release
Contact: Harvey Grossblatt, CEO
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, MD. November 11, 2009: Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced its earnings for the second quarter ended September 30, 2009.

For the three months ended September 30, 2009, the Company reported net income of $924,870, or $0.39 per basic and diluted share, on net sales of $7,900,805, compared to net income of $4,091,214, or $1.64 per basic and diluted share, on net sales of $8,381,379 for the same period last year. Included in the prior year's results was a gain of $3,434,913 from discontinued Canadian operations. Income from continuing operations rose 41% to $924,870 from $656,301 in the comparable quarter of last year, as a result of higher earnings from the Hong Kong Joint Venture.

For the six months ended September 30, 2009, sales were $13,815,710 versus $14,574,180 for the same period last year. The Company reported net income of $1,536,335, or $0.64 per basic and diluted share, compared to net income of $4,494,694, or $1.81 per basic and diluted share. Included in the results of the prior-year period was a gain from discontinued Canadian operation of $3,381,254. Income from continuing operations rose 38% to $1,536,335 from $1,113,440 in the comparable period of last year, as a result of higher earnings from the Hong Kong Joint Venture. The Company’s book value at September 30, 2009 rose to $10.64 from $9.59 at September 30, 2008.

“We are pleased with the results of our September quarter, which included approximately $130,000 of engineering expense related to new product development. We are aggressively continuing to develop new products and expect several of these to be ready for sale in the March/April timeframe. We believe these products have the potential to significantly increase sales during our next fiscal year. The housing market appears to have stabilized at lower activity levels, and we are continuing to strengthen our balance sheet to increase our cash position during this challenging operational environment,” said CEO Harvey Grossblatt

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
	Three Months Ended September 30,
	2009	2008
Sales	$7,900,805	$8,381,379
Net income from continuing operations	924,870	656,301
Income per share from continuing operations:
Basic	0.39	0.26
Diluted	0.39	0.26
Gain from discontinued operations	-	3,434,913
Gain per share from discontinued operations:
Basic	-	1.38
Diluted	-	1.38
Net income:	924,870	4,091,214
Net income per share – basic	0.39	1.64
Net income per share – diluted	0.39	1.64
Weighted average number of common shares outstanding:
Basic	2,387,887	2,486,176
Diluted	2,394,014	2,486,176

CONSOLIDATED STATEMENTS OF INCOME
	Six Months Ended September 30,
	2009	2008
Sales	$13,815,710	$14,574,180
Net income from continuing operations	1,536,335	1,113,440
Income per share from continuing operations:
Basic	0.64	0.45
Diluted	0.64	0.45
Gain from discontinued operations	-	3,381,254
Gain per share from discontinued operations:
Basic	-	1.36
Diluted	-	1.36
Net income:	1,536,335	4,494,694
Net income per share – basic	0.64	1.81
Net income per share – diluted	0.64	1.81
Weighted average number of common shares outstanding:
Basic	2,390,100	2,487,017
Diluted	2,395,724	2,487,017

CONSOLIDATED BALANCE SHEETS
	September 30, 2009	March 31, 2009
ASSETS

Cash	$5,983,540	$284,030
Accounts receivable and amount due from factor	5,345,313	5,076,217
Inventory	6,002,488	8,997,231
Prepaid expenses	373,848	255,745
Current assets of discontinued operations	-	202,565
TOTAL CURRENT ASSETS	17,705,189	14,815,788
INVESTMENT IN HONG KONG JOINT VENTURE	11,818,324	10,550,373
PROPERTY, PLANT AND EQUIPMENT – NET	227,534	251,366
OTHER ASSETS AND DEFERRED TAX ASSET	2,184,405	2,160,151
TOTAL ASSETS	$31,935,452	$27,777,678
LIABILITIES AND SHAREHOLDERS’ EQUITY
Note payable - factor	$3,416,135	$-
Accounts payable and accrued expenses	2,389,666	2,761,438
Accrued liabilities	616,330	752,452
Current liabilities of discontinued operations	-	202,565
TOTAL CURRENT LIABILITIES	6,422,131	3,716,455
LONG TERM OBLIGATION	96,748	95,324
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,387,887 and 2,408,220 at September 30, 2009 and March 31, 2009	23,879	24,083
Additional paid-in capital	13,100,979	13,186,436
Retained earnings	12,291,715	10,755,380
TOTAL SHAREHOLDERS’ EQUITY	25,416,573	23,965,899
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,935,452	$27,777,678